5301 Legacy Drive
Plano, Texas 75024

May 17, 2012

Tia L. Jenkins
Senior Chief Assistant Accountant
Office of Beverages, Apparel and Mining
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 001-33829

Dear Ms. Jenkins:

This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the "Company") to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated April 19, 2012 (the "Comment Letter"). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the "Response:" sections below to "we", "our", or "us" refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Notes to Audited Consolidated Financial Statements, page 56

6. Goodwill and Other Intangible Assets, page 66

1.
We note your disclosures indicating that you did not recalculate the fair values for your annual impairment test of your goodwill, brands and distribution rights and utilized a carry forward approach in determining whether these assets were impaired during 2011. Although the carry forward approach is allowed to test goodwill for impairment under the provisions of FASB ASC 350-20-35-29, we do not see how this approach can be applied to the determination of impairment of your brands and distribution rights. In addition, we note that your impairment tests of your indefinite lived intangibles should not be performed using a two step approach as this approach is specific to the testing of goodwill impairment only. Your disclosure states that one of the reasons you did not recalculate the fair values of goodwill, brands or distribution rights is because the fair value of these assets exceeded their carrying amounts by a substantial margin. Please quantify this margin and confirm in the future you will perform your impairment tests of your indefinite lived intangible assets consistent with FASB ASC 350-30-35-18 through 35-20.

Response: We have identified 4 sub-points within your comment we would like to separately address, which includes providing the requested information in this response.

a.
Although the carry forward approach is allowed to test goodwill for impairment under the provisions of FASB ASC 350-20-35-29, we do not see how this approach can be applied to the determination of impairment of your brands and distribution rights

Our balance sheet contains both goodwill and indefinite-lived intangible assets. The indefinite-lived intangible assets include primarily brands and distribution rights. As you noted, we performed impairment tests for goodwill and indefinite-lived intangible assets and applied the carry forward approach. In order to apply the carry forward approach, we evaluated the following criteria adapted from the guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-20-35-29:

•	The composition of the unit of accounting as determined under ASC 350-30-35-21 through 35-28 has not changed significantly since the most recent fair value determination.

•	The amount of the most recent fair value determination exceeded the carrying amount by a substantial margin.

•
Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the unit of accounting is remote.

Although ASC Topic 350, Intangibles - Goodwill and Other, does not contain guidance on carrying forward fair value measurements of identifiable intangible assets not subject to amortization, we believe such an analogy is reasonable and accepted practice. In coming to this conclusion, we weighed several data points, including interpretive guidance from the "big four" accounting firms and filings of other registrants within our industry, such as the Annual Report on Form 10-K for the year ended December 31, 2010 for Coca-Cola Enterprises, Inc. (filed on February 14, 2011). We also believe the rationale behind the FASB's current project, Testing Indefinite-Lived Intangible Assets for Impairment, further supports this analogy as many respondents noted "that as a result of the recent amendments to the guidance on testing goodwill for impairment, indefinite-lived intangible assets would not be subject to a qualitative impairment assessment, which would be inconsistent with that of goodwill and other long-lived assets", which suggests many respondents thought the impairment assessments, such as the carry forward approach, for goodwill and indefinite-lived intangible assets were previously consistent.

b.	We note that your impairment tests of your indefinite lived intangibles should not be performed using a two step approach as this approach is specific to the testing of goodwill impairment only.

The disclosure discussing the two step method relates to our goodwill analysis only. We direct you to our disclosure on pages 45 (Critical Accounting Estimates) and 66 (Note 6 to our Audited Consolidated Financial Statements) of our Annual Report on Form 10-K, which states:

"The impairment test for indefinite lived intangible assets encompasses calculating a fair value of an indefinite lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded. The impairment tests for goodwill include comparing a fair value of the respective reporting unit with its carrying value, including goodwill and considering any indefinite lived intangible asset impairment charges ('Step 1'). If the carrying value exceeds the estimated fair value, impairment is indicated and a second step analysis ('Step 2') must be performed." (emphasis added)

c.
Your disclosure states that one of the reasons you did not recalculate the fair values of goodwill, brands or distribution rights is because the fair value of these assets exceeded their carrying amounts by a substantial margin. Please quantify this margin.

As noted in our disclosure, the 2010 fair value of our goodwill, brands and distribution rights exceeded the 2010 carrying amounts by a substantial margin and the composition of each unit of accounting has not changed significantly since the 2010 fair value determination. (Carrying value as of December 31, 2011 in parentheses)

•	Goodwill ($2,980 million): The margin by which the fair value of the reporting units exceeded its carrying value fell within the range of 99-457%.

•	Brands ($2,648 million): The margin by which the fair value of the brands exceeded its carrying value fell within the range of 38%-6729%.

•	Distribution rights ($8 million): The margin by which the fair value of the distribution rights exceeded its carrying value was greater than 1000%.

d.	Confirm in the future you will perform your impairment tests of your indefinite lived intangible assets consistent with FASB ASC 350-30-35-18 through 35-20.

It is our understanding that the FASB's Accounting Standard Update 2011-08, Intangibles - Goodwill and Other (Topic 350) has superseded FASB ASC 350-20-35-29, which eliminated the carry forward approach for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As such, registrants can no longer analogize to the carry forward approach. We confirm that we have adopted FASB ASC 350-20-35-29 January 1, 2012 and our impairment tests of our indefinite-lived intangible assets will be performed consistent with FASB ASC 350-30-35-18 through 35-20.

In connection with the above, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Martin M. Ellen
Martin M. Ellen
Executive Vice President and Chief Financial Officer of Dr Pepper Snapple Group, Inc.

cc:	Mr. Craig Arakawa
Mr. John Archfield